UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signs contracts for sale of shallow water assets in a total of US$ 1.5 billion

Rio de Janeiro, July 24, 2019—Petróleo Brasileiro S.A.—Petrobras announces that today it signed two contracts for the sale of upstream assets in shallow waters in Campos and Santos Basins, in the total amount of US$ 1.5 billion (about R$ 5.7 billion). The transactions refer to:

(i)

the sale of 100% of its interest in the Pampo and Enchova clusters, located in shallow waters in the Campos Basin, to Trident Energy do Brasil LTDA, a subsidiary of Trident Energy L.P. (“Trident Energy”); and

(ii)	the sale of 100% of its interest in the Baúna field (awarded area BM-S-40), located in shallow waters in the Santos Basin, to Karoon Petróleo & Gás Ltda., a subsidiary of Karoon Energy Ltd (“Karoon”);

Transaction closing is subject to the fulfillment of precedent conditions, such as the approval by the National Agency of Petroleum, Natural Gas and Biofuels (ANP).

Sale of Pampo and Enchova clusters

The transaction amount is US$ 851 million, to be paid in two installments: (i) US$ 53.2 million today, upon signing of the contract; and (ii) US$ 797.8 million, before adjustments, on the closing date. The contract also provides for the additional payment of contingent amounts of up to US$ 200 million, depending on future oil prices.

The so-called Pampo and Enchova Hubs are located in the Campos Basin, off the coast of Rio de Janeiro, and include the Enchova, Enchova Oeste, Marimbá, Piraúna, Bicudo, Bonito, Pampo, Trilha, Linguado and Badejo fields. Current total oil and gas production from these fields is about 25.5 thousand barrels per day through the PPM-1, PCE-1, P-8 and P-65 platforms. With this transaction, Trident will be the operator of these concessions with 100% stake.

Trident Energy is an oil and gas company incorporated in 2016, specialized in the operation of mature upstream assets, focused on Latin America and Africa. The company has financial support from the Warburg Pincus Fund.

Sale of the Bauna field

The transaction amount is US$ 665 million, to be paid in two installments: (i) US$ 49.9 million today, upon contract signature; and (ii) US$ 615.1 million, before adjustments, on the closing date.

The Baúna field, located in the Santos Basin off the coast of the state of São Paulo, started its operations in February 2013 and has a current output of about 20,000 barrels of oil per day through the FPSO Cidade de Itajaí. With this transaction, Karoon will become the operator with 100% stake.

Karoon is an Australian-based international oil and gas exploration company listed on the Australian Securities Exchange, with projects in Australia, Brazil and Peru.

These transactions comply with the company’s divestment methodology, and are consistent with the provisions of the special procedure for the sale of rights in exploration, development and production of oil, natural gas and other fluid hydrocarbons, provided for in Decree 9355/2018.

The transactions are aligned with the company’s portfolio optimization and improvement of capital allocation, aiming at creating value for our shareholders.

This report on Form 6-K shall be deemed to be incorporated by reference into the Offer to Purchase dated July 1, 2019, relating to the previously announced tender offers by Petrobras Global Finance B.V., a wholly-owned subsidiary of Petróleo Brasileiro S.A. – Petrobras.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2019.

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer